(all amounts are in U.S. dollars except where otherwise indicated)
(1) Please refer to "Non-GAAP financial measures and related ratios" in this press release

Gildan Reports Third Quarter Results and Updates its Full Year 2026 Guidance

•Third quarter net sales from continuing operations of $1.47 billion, up 61.1% over the prior year.
•Operating margin of 24.1%, adjusted operating margin1 of 27.0%.
•GAAP diluted earnings per share from continuing operations of $1.37 and adjusted diluted EPS1 from continuing operations of $1.54, up 71.3% and 54.0%, respectively.
•Cash flow from operating activities of $633 million and free cash flow1 of $606 million.
•Integration initiatives progressing as expected with the vast majority of synergy-capture initiatives planned for 2026 already implemented; Company well on pace to realize approximately $100 million in synergies in 2026 and continues to expect approximately $250 million of annual run-rate cost synergies by the end of 2028.
•Company announced the completion of the sale of HanesBrands Australia ("HAA") on October 26, 2026.
•Board of Directors approves a new normal course issuer bid ("NCIB") to repurchase up to 5% of issued and outstanding common shares.
•Company updates its full year 2026 guidance as detailed in the 2026 Outlook section: revenue expected to be in the range of $5.4 billion to $5.5 billion, adjusted operating margin1 of approximately 20%, adjusted diluted EPS1 in the range of $3.70 to $3.80 and free cash flow1 to be $700 million to $750 million.
•Given the rapid change in macroeconomic conditions since the Company reported its second quarter results on July 30, 2026 and the resulting impact on demand, the Company believes it is prudent to withdraw its previously communicated objectives for the 2026–2028 period. The Company believes that the underlying strength and long-term prospects of the business remain strong and it expects to provide an updated long-term outlook at an Investor Day which it intends to hold in the spring of 2027.

Montreal, Thursday, November 5, 2026 – Gildan Activewear Inc. (GIL: TSX and NYSE) (“Gildan” or the “Company”) today announced results for the third quarter ended September 27, 2026 and updated its full year 2026 guidance.

“Our results this quarter did not meet our expectations, reflecting a more subdued demand environment and near-term challenges in parts of our business across both Wholesale and Retail. The demand recovery we had anticipated has not materialized as expected, but our confidence in the underlying strength of the business and the long-term growth opportunity has not changed. We continued to make meaningful progress on the integration of HanesBrands and advance our synergy initiatives. In the current environment, our priorities remain clear: stay focused on what we can control, including leveraging the scale of our brands, our manufacturing network and our commercial capabilities, strengthen the foundations of our combined platform and continue to invest strategically in innovation and growth,” said Glenn J. Chamandy, Gildan’s President and CEO. "Gildan continues to generate strong free cash flow and remains committed to disciplined capital allocation, including returning capital in a way that maximizes long-term value for shareholders."

Q3 2026 Operating Results
The HanesBrands Australian ("HAA") business has been classified as held for sale and reported as discontinued operations since the fourth quarter of 2025, and its sale was completed on October 26, 2026. As such, the operating results discussed herein are on the basis of continuing operations.

Net sales from continuing operations were $1.47 billion, up 61.1% over the prior year and compared to our guidance of approximately $1.65 billion for the third quarter. The year over year increase reflects the HanesBrands acquisition partially offset by lower volumes reflecting the difficult macroeconomic conditions since the Company reported its second quarter results and lower net selling prices. Compared with proforma net sales from continuing operations1 of $1.61 billion, the year over year decline was primarily due to lower volumes reflecting softer-than-anticipated demand trends across both Wholesale and Retail. The shortfall versus our expectations was primarily due to approximately $100 million of greater-than-anticipated demand softness with the demand recovery assumed in the Company’s previous outlook not materializing as expected, and unfavourable mix, primarily in Wholesale, as well as approximately $60 million impact from product availability and service constraints, associated with evolving demand and order patterns, primarily in Retail. The balance of the shortfall pertains to lower net selling prices.

Wholesale sales were $735 million compared to $789 million, down 6.8% versus the prior year, and down 10.8% compared to proforma net sales from continuing operations1 for Wholesale of $823 million in the prior year. The decline in Wholesale sales versus proforma net sales from continuing operations1 is mainly due to softer demand trends amid the difficult macroeconomic environment, the positive impact on sales in the prior year in anticipation of announced price increases, and to a lesser extent, product mix. Amid market softness, our share gains were lower than anticipated. Comfort Colors®, American Apparel® and Champion™ continued to perform well with our customers.

Retail sales were $732 million versus $122 million in the prior year, primarily reflecting the acquisition of HanesBrands. Compared to Retail proforma net sales from continuing operations1 of $787 million, Retail sales were down 7.0%, mainly due to softer demand trends amid the difficult macroeconomic environment, as well as product availability and service constraints, associated with evolving demand and order patterns. These factors were partially offset by the wrap-around effect of pricing initiatives implemented after the third quarter of 2025.

The Company generated gross profit of $625 million, or 42.6% of net sales, versus $307 million, or 33.7% of net sales, in the same period last year. Adjusting for an inventory fair value step-up cost of $10 million recorded as part of the HanesBrands acquisition, adjusted gross profit1 was $635 million, or 43.3% of net sales, compared to 33.7% in the prior year. The year over year improvement mainly reflects a benefit of approximately $177 million in International Emergency Economic Powers Act (IEEPA) tariff refunds, and lower manufacturing and raw material costs. These factors were partly offset by an unfavourable mix as well as the flow through of tariff costs in inventory.

SG&A expenses were $240 million compared to $95 million in the prior year. Adjusted SG&A expenses1 were $238 million or 16.3% of net sales compared to $95 million or 10.4% of net sales for the same period last year. The increase in adjusted SG&A1 in the quarter primarily reflects the acquisition of HanesBrands, including the impact of higher amortization of intangible assets and depreciation of property, plant and equipment resulting from the fair value purchase accounting impacts of the acquisition. In addition, the higher SG&A includes expenditures related to strategic reinvestments utilizing a portion of IEEPA refunds. This was partially offset by synergies realized from the HanesBrands integration process in addition to lower variable compensation.

The Company generated operating income of $354 million this quarter, compared to $192 million in the prior year. Adjusting for restructuring and acquisition-related costs and the inventory fair value step-up cost as part of the HanesBrands acquisition, adjusted operating income1 was $396 million, up $185 million year over year. Adjusted operating margin1 was 27.0% of net sales, up 380 basis points versus last year and 100 basis points ahead of guidance of approximately 26%. The year over year increase in adjusted operating margin1 reflects higher gross margins and the favourable impact from synergies realized as part of the HanesBrands integration process, partly offset by HanesBrands' lower operating margins due to historically higher levels of SG&A relative to Gildan.

Net financial expenses of $61 million were up $17 million over the prior year, due primarily to higher borrowing levels related to the HanesBrands acquisition. Taking into account the aforementioned factors, and a higher outstanding share base as a result of the acquisition, GAAP diluted earnings per share from continuing operations were $1.37, compared to GAAP diluted earnings per share of $0.80 in the prior year. Adjusting for restructuring and acquisition-related costs, the inventory fair value step-up cost and an income tax recovery of $11 million related to restructuring charges and other adjustments, adjusted diluted EPS1 from continuing operations were $1.54, up 54.0% from $1.00 in the prior year.

Year-to-Date Operating Results
Net sales from continuing operations for the first nine months ended September 27, 2026, were $4.22 billion, up 65.9% versus the same period last year, primarily reflecting the HanesBrands acquisition, partly offset by the positive impact on sales in the first nine months of 2025 ahead of tariffs and expected pricing actions at the time, as well as demand softness in the third quarter.

Wholesale sales were $2.06 billion, down $140 million or 6.4%, due to lower volumes resulting from our proactive inventory reduction during the first half of the year as we integrate HanesBrands, and softer demand trends amid the difficult macroeconomic environment as well as the positive impact on sales in the first nine months of 2025 in anticipation of announced price increases.

Retail sales were $2.16 billion, up $1.81 billion versus the same period last year, primarily reflecting the HanesBrands acquisition and pricing initiatives, partly offset by broader market softness, product availability and service constraints, and lower seasonal inventory builds at certain large retail customers, reflecting their tempered optimism in the current environment. Albeit to a lesser extent, Retail sales were also affected by the lower sell-in due to our proactive inventory reduction in the first half of the year.

The Company generated gross profit of $1,363 million, up $545 million versus the prior year, driven by the increase in sales. Adjusting for an inventory fair value step-up cost of $202 million recorded as part of the HanesBrands acquisition, adjusted gross profit1 was $1,565 million, or 37.1% of net sales compared to 32.2% in the prior year. The 490-basis point improvement mainly reflects the benefit of approximately $202 million in International Emergency Economic Powers Act (IEEPA) tariff refunds, a favourable contribution from HanesBrands and lower raw material and manufacturing costs. These factors were partially offset by the impact of product mix as well as the flow through of tariff costs in inventory.

SG&A expenses were $652 million, $388 million above prior year levels. Adjusted SG&A expenses1 were $649 million, or 15.4% of net sales, compared to $262 million or 10.3% of net sales last year, mainly reflecting the HanesBrands acquisition (including the impact of higher amortization of intangible assets and depreciation of property, plant and equipment resulting from the fair value purchase accounting impacts of the acquisition), higher general, administrative and distribution costs. This was partly offset by synergies realized as part of the HanesBrands integration process, the subsidy recorded as part of the HanesBrands integration plan under the Barbados Economic Diversification and Growth Fund (EDGF), and to a lesser extent lower variable compensation.

The Company generated operating income of $528 million, or 12.5% of net sales, compared to operating income of $521 million, or 20.5% of net sales last year. Adjusting for restructuring and acquisition-related costs, the inventory fair value step-up cost as part of the HanesBrands acquisition, adjusted operating income1 was $915 million, or 21.7% of net sales, up $360 million compared to the prior year, but down 20 basis points as a percentage of net sales, reflecting HanesBrands' lower operating margins due to historically higher levels of SG&A relative to Gildan, as well as an unfavourable product mix, partly offset by lower raw material costs, realized synergies as part of the HanesBrands integration process, and to a lesser extent, lower manufacturing costs.

Financial expenses of $197 million were up $92 million over the prior year period due to higher borrowing levels related to the HanesBrands acquisition. Reflecting the aforementioned factors and the higher outstanding share base as a result of the acquisition, GAAP diluted EPS and adjusted diluted EPS1 from continuing operations were $1.56 and $3.26 respectively, compared to GAAP diluted EPS and adjusted diluted EPS1 of $2.27 and $2.55 respectively, in the prior year.

Cash flows from operating activities totaled $701 million (Q3: $633 million) for the nine months ended September 27, 2026, compared to cash from operating activities of $270 million in the prior year. After accounting for capital expenditures totaling $78 million, the Company generated approximately $622 million of free cash flow1 (Q3: $606 million). During the first nine months of 2026, the Company returned $139 million to shareholders through dividends. We ended the third quarter of 2026 with long-term debt (including current portion) of $3,981 million, net debt of $4,135 million and a leverage ratio of 2.7 times net debt to proforma adjusted EBITDA1 for the trailing twelve months.

Completion of HanesBrands Australia Divestiture as Announced on October 26, 2026
On October 26, 2026, the Company completed the previously announced sale of its HanesBrands Australia business to BBFIT Investments Pte Ltd for an enterprise value of approximately $700 million Australian dollars (approximately $490 million), paid in cash at closing. Gildan has used the net proceeds from the transaction to repay outstanding debt.

HanesBrands Integration Progress and Bangladesh Phase 2 Update
The integration of HanesBrands continues to progress as expected. The Company remains on track to generate approximately $100 million in targeted synergies for 2026, with the vast majority of synergy-capture initiatives planned for the year already implemented. The Company also continues to expect to realize approximately $250 million of annual run-rate cost synergies by the end of 2028 and continues to pursue additional synergy-capture opportunities beyond its target as the integration progresses. With the initial supply chain footprint rationalization completed and key integration-related manufacturing and systems initiatives progressing as planned, the Company is increasingly focused on optimizing the combined operating model and driving further efficiencies across its operations. This includes reallocating production volumes across the consolidated manufacturing network, improving manufacturing throughput, advancing targeted process automation and strengthening end-to-end planning. The Company will continue to optimize capacity through 2026 to support growth into 2027, while further advancing the integration and standardization of key processes across the combined organization.

The build out of a second facility in Bangladesh (Phase 2) remains key to ring spun and innerwear cost leadership and innovation, and should significantly enhance the Company's positioning to support key sales growth drivers, with production expected to start in 2028.

2026 Outlook
For our full year 2026, and with respect to our continuing operations, we are updating our guidance as follows:
•Revenue is expected to be in the range of $5.4 billion to $5.5 billion, compared to previous guidance of the low end of $6.0 billion to $6.2 billion;
•Full year adjusted operating margin1 of approximately 20%, compared to previous guidance of approximately 21.8%;
•Adjusted diluted EPS1 in the range of $3.70 to $3.80, compared to previous guidance of $4.65 to $4.75;
•Capex to come in at approximately 3% of net sales; and
•Free cash flow1 to be $700 million to $750 million, compared to previous guidance of approximately $1.0 billion.

Against a macroeconomic environment that has changed rapidly since the Company reported its second quarter results, with rising interest rates and persistent inflation in household essentials weighing on consumer demand for apparel, the Company is updating its full year 2026 guidance to reflect the third-quarter sales shortfall and its expectation that these softer demand conditions will persist into the fourth quarter. The reduction in full year 2026 guidance compared with our previous guidance reflects both the impacts realized in the third quarter and our updated expectations for the fourth quarter, and is attributable to several factors, including, in respect of net sales:
•Approximately $300 million (~$240 million in Wholesale and ~$60 million in Retail) reflecting softer-than-anticipated demand by end consumers, with the demand recovery assumed in the Company’s previous outlook not materializing as expected, as well as unfavourable product mix primarily due to lower-than-anticipated fleece shipments;
•Approximately $145 million (~$45 million in Wholesale and ~$100 million in Retail) reflecting lower-than-anticipated customer replenishment as customers manage working capital levels;
•Approximately $75 million reflecting product availability and service constraints associated with evolving demand and order patterns, primarily in Retail; and
•Approximately $30 million reflecting lower-than-anticipated net selling prices across customers and channels.

Since the Company reported its second quarter results, the macroeconomic environment has changed rapidly, with rising interest rates and persistent inflation in household essentials weighing on demand for apparel by end consumers across both the Wholesale and Retail channels. As such, given the current macroeconomic environment and the Company's update to its full year 2026 guidance, the Company believes it is prudent to withdraw its previously communicated objectives for the 2026–2028 period initially provided in our August 13, 2025 news release and outlined in our Q4 earnings release issued on February 26, 2026. The underlying strength and long-term prospects of the business remain strong and the Company expects to provide an updated long-term outlook at an Investor Day which it intends to hold in the spring of 2027.

The assumptions underpinning our full year guidance for fiscal 2026 are as follows:
•Our full year guidance reflects continuing operations and as such excludes the contribution from the HAA operations which are reported as discontinued operations. The HAA sale was completed on October 26, 2026.
•Our outlook includes approximately $220 million in expected International Emergency Economic Powers Act (IEEPA) tariff refunds under U.S. Customs and Border Protection's (CBP) refund process initiated in Q2 2026, of which approximately $202 million was received in the first nine months of 2026. Approximately half of the expected IEEPA tariff refunds relate to tariffs previously paid on products manufactured in the Dominican Republic-Central America-United States Free Trade (CAFTA-DR) region, where tariffs ceased to apply on apparel qualifying as originating under the CAFTA-DR Agreement. The balance of the refunds (which represents a non-recurring benefit) pertains to products manufactured in our Asian hub and to tariffs incurred in 2025. Our outlook also reflects the temporary 10% Section 122 tariff in effect from February 24 through July 23, 2026, immediately followed by the new Section 301 tariffs ranging from 10% to 12.5% on Asian-sourced imports.
•Our outlook assumes that a significant portion of tariff refunds, equivalent to the non-recurring refund benefit recorded in 2026, will be reinvested into further strategic growth initiatives in 2026, including investments in brand building, retail marketing programs and accelerating product innovation and packaging enhancements.
•Our outlook reflects our expected impact of tariffs including those embedded in our inventory costs. Given the dynamic and rapidly evolving tariff environment, the level and structure of tariffs, and their effects, as well as the timing of refunds, remain uncertain and difficult to predict.
•Certain one-time costs related to the ramp-down of closed manufacturing and distribution facilities as a result of the HanesBrands integration.
•Growth in key product categories driven by recently introduced innovation, the favourable impact from new program launches and market share gains, and the various incentives from jurisdictions where we operate, including the Barbados Economic Diversification and Growth Fund subsidy.
•Continued disciplined adjustments to our operating footprint and commercial mix, with a focus on margin-accretive growth.
•With a renewed NCIB and an expected strong free cash flow, Gildan believes that share repurchases are an appropriate use of its capital. While the Company's leverage may temporarily exceed its target framework of 1.5-2.5x net debt¹ to trailing twelve months proforma adjusted EBITDA¹, the Company remains focused on maintaining an investment-grade credit rating and expects to return to within its net leverage target framework by the end of 2027.
•The adjusted effective income tax rate for 2026 is expected to be approximately 16%. The lower tax rate versus our previous expectation of 18% is the result of earlier than anticipated tax benefits resulting from the integration and the recognition of tax attributes that were not previously expected to be utilized.
•Our outlook assumes continued successful execution on the HanesBrands integration plan, including the realization of the anticipated benefits from actions already undertaken as well as future integration actions.
•We have assumed that the softer consumer demand experienced since the reporting of our results for the second quarter persists in the fourth quarter, with no further meaningful deterioration in the macroeconomic, pricing and inflationary environment, and the absence of a significant shift in labour conditions or the competitive environment.

The above full year guidance for 2026 reflects our understanding of global trade and geopolitical environments and currently implemented changes to multilateral trade frameworks. We are actively monitoring the international trade environment and available mitigation strategies as well as ongoing wars and geopolitical conflicts, including in the Middle East, and related impacts on the global energy markets. However, the situation has been characterized by dynamic and important evolution and therefore remains difficult to predict. Our guidance remains subject to any such additional regulatory actions impacting international trade such as tariffs, countervailing tariffs or other trade policy measures or changes and related macroeconomic risks and uncertainties as well as the impact of ongoing or future geopolitical conflicts. Furthermore, these assumptions are as of November 5, 2026 and are subject to significant risks and business uncertainties, including those factors described under “Forward-Looking Statements” in this press release as well as the factors described in the “Risks and uncertainties” section of each of the Company's annual MD&A for the year ended December 28, 2025 and interim MD&A for the quarter ended September 27, 2026.

Sustainability Highlights
Gildan continues to receive recognition for its sustainability leadership. In October, the Company’s MSCI ESG rating, which assesses companies’ exposure to and management of financially relevant sustainability risks relative to industry peers, was upgraded from AA to AAA, MSCI’s highest rating. Gildan was also recognized as the #1 Most Attractive Place to Work in Honduras in the manufacturing sector for the fifth consecutive year as part of Tecoloco’s Empresas Más Atractivas para Trabajar (EMAT) 2026 ranking.

Declaration of Quarterly Dividend
The Board of Directors has declared a cash dividend of $0.249 per share, payable on December 21, 2026, to shareholders of record on November 25, 2026. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal Course Issuer Bid (NCIB)
Gildan received approval from the Toronto Stock Exchange (TSX) to renew its NCIB commencing on November 9, 2026, to purchase for cancellation up to 9,260,156 common shares, representing approximately 5% of Gildan’s issued and outstanding common shares as of October 30, 2026. As of October 30, 2026, Gildan had 185,203,126 common shares issued and outstanding, and a public float of 183,257,624 common shares.

Gildan is authorized to make purchases under the NCIB until November 8, 2027, in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative U.S. or Canadian trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption or an order issued by securities regulatory authorities and block purchases of common shares. The average daily trading volume of common shares on the TSX (ADTV) for the six-month period ended October 30, 2026, was 709,476. Consequently, and in accordance with the requirements of the TSX, Gildan may purchase, in addition to purchases made on other exchanges including the NYSE, up to a maximum of 177,369 common shares daily through the facilities of the TSX, which represents 25% of the ADTV for the most recently completed six calendar months.

The price to be paid by Gildan for any common shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption or an order will be at a discount to the prevailing market price in accordance with the terms of the exemption or order, as applicable. The actual number of common shares purchased under the NCIB and the timing of such purchases will be at Gildan's discretion and shall be subject to the limitations set out in the TSX Company Manual.

In connection with the HanesBrands acquisition, Gildan had paused its share repurchases under its previous NCIB program, which expired on August 8, 2025 and was not renewed at such time.

Gildan will enter into an automatic securities purchase plan (ASPP) with a designated broker in relation to the NCIB shortly after the date hereof and before the commencement date of the NCIB. The ASPP will allow for the purchase of common shares under the NCIB, subject to certain trading parameters, at times when Gildan ordinarily would not be permitted to purchase its common shares due to applicable regulatory restrictions or self-imposed trading black-out periods. Outside of the predetermined black-out periods, common shares may be purchased under the NCIB based on the discretion of the Company’s management, in compliance with TSX rules and applicable securities laws. Gildan’s management and the Board of Directors believe the repurchase of common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue organic growth and complementary acquisitions.

Disclosure of Outstanding Share Data
As at November 2, 2026, there were 185,203,126 common shares issued and outstanding along with 27,999 stock options and 1,606,456 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a predetermined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, subject to the attainment of performance conditions, without any monetary consideration being paid to the Company.

Conference Call Information
Gildan will hold a conference call to discuss the Company's third quarter 2026 results today at 8:30 AM ET. The conference call can be accessed by dialing (800) 715-9871 (Canada & U.S.) or (646) 307-1963 (international) and entering passcode 4537713#. A replay will be available for 7 days starting at 12:30 PM EST by dialing (800) 770-2030 (Canada & U.S.) or (609) 800-9909 (international) and entering the same passcode. A live audio webcast of the conference call, as well as the replay, will be available at the following link: Gildan Q3 2026 audio webcast.

This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 27, 2026, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission and which will be available on Gildan’s corporate website.

Certain minor rounding variances may exist between the condensed consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Q3 2026	Q3 2025	Variation (%)	YTD 2026	YTD 2025	Variation (%)
Net sales	1,466.6	910.6	61.1%	4,215.1	2,540.7	65.9%
Gross profit	625.0	306.6	n.m.	1,363.1	817.9	66.7%
Adjusted gross profit(1)	634.6	306.6	n.m.	1,564.7	817.9	91.3%
SG&A expenses	239.7	95.3	n.m.	652.2	264.3	n.m.
Adjusted SG&A expenses(1)	238.4	95.0	n.m.	649.3	262.1	n.m.
Restructuring and acquisition-related costs	31.6	19.2	64.6%	182.6	32.3	n.m.
Operating income	353.7	192.1	84.1%	528.3	521.2	1.4%
Adjusted operating income(1)	396.2	211.6	87.3%	915.4	555.8	64.7%
Financial expenses	61.1	43.7	39.8%	197.2	105.6	86.7%
Income tax expense	39.4	28.2	39.7%	42.7	72.9	(41.4)%
Adjusted income tax expense(1)	49.9	28.4	75.7%	115.0	75.0	53.3%
Net earnings (loss)
Continuing operations	253.1	120.2	n.m.	288.5	342.8	(15.8)%
Discontinued operations	6.2	—	n.m.	(144.8)	—	n.m.
Total net earnings (loss)	259.4	120.2	n.m.	143.6	342.8	n.m.
Adjusted net earnings from continuing operations(1)	285.1	148.8	91.7%	603.3	384.5	56.9%
Basic EPS (loss)
Continuing operations	1.37	0.81	69.1%	1.56	2.28	(31.6)%
Discontinued operations	0.03	—	n.m.	(0.78)	—	n.m.
Total	1.40	0.81	n.m.	0.78	2.28	n.m.
Diluted EPS (loss)
Continuing operations	1.37	0.80	71.3%	1.56	2.27	(31.3)%
Discontinued operations	0.03	—	n.m.	(0.78)	—	n.m.
Total	1.40	0.80	n.m.	0.78	2.27	n.m.
Adjusted diluted EPS from continuing operations(1)	1.54	1.00	54.0%	3.26	2.55	27.8%
Gross margin(2)	42.6%	33.7%	8.9 pp	32.3%	32.2%	0.1 pp
Adjusted gross margin(1)	43.3%	33.7%	9.6 pp	37.1%	32.2%	4.9 pp
SG&A expenses as a percentage of net sales(3)	16.3%	10.5%	5.8 pp	15.5%	10.4%	5.1 pp
Adjusted SG&A expenses as a percentage of net sales(1)	16.3%	10.4%	5.9 pp	15.4%	10.3%	5.1 pp
Operating margin(4)	24.1%	21.1%	3.0 pp	12.5%	20.5%	(8.0) pp
Adjusted operating margin(1)	27.0%	23.2%	3.8 pp	21.7%	21.9%	(0.2) pp
Cash flows from operating activities(5)	632.7	223.9	n.m.	700.6	269.9	n.m.
Capital expenditures(5)	(27.0)	(24.2)	11.6%	(78.4)	(81.9)	(4.3)%
Free cash flow(1)(5)	605.7	200.4	n.m.	622.2	188.9	n.m.

As at (in $ millions, or otherwise indicated)	Sep 27, 2026	Dec 28, 2025
Inventories	2,068.3	2,370.2
Trade accounts receivable	1,004.9	955.7
Long-term debt (including current portion)	3,980.8	4,313.7
Net debt(1)	4,135.4	4,417.1
Net debt leverage ratio(1)	2.7	3.0
(1) This is a non-GAAP financial measure or ratio. Please refer to “Non-GAAP Financial Measures and related ratios” in this press release.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A expenses as a percentage of net sales are defined as SG&A expenses divided by net sales.
(4) Operating margin is defined as operating income divided by net sales.
(5) The cash flows related to discontinued operations have not been segregated. Accordingly, the cash flows provided include the results of continuing    and discontinued operations.
n.m. = not meaningful

DISAGGREGATION OF REVENUE

Net sales from continuing operations by channel were as follows:

(in $ millions, or otherwise indicated)	Q3 2026	Q3 2025	Variation (%)	YTD 2026	YTD 2025	Variation (%)
Wholesale	734.8	788.5	(6.8)%	2,056.2	2,196.3	(6.4)%
Retail	731.9	122.1	n.m.	2,158.9	344.4	n.m.
	1,466.7	910.6	61.1%	4,215.1	2,540.7	65.9%

Net sales from continuing operations were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q3 2026	Q3 2025	Variation (%)	YTD 2026	YTD 2025	Variation (%)
United States	1,329.3	819.5	62.2%	3,837.0	2,277.6	68.5%
Canada	36.7	30.8	19.2%	104.5	90.8	15.1%
International	100.7	60.3	67.0%	273.6	172.3	58.8%
	1,466.7	910.6	61.1%	4,215.1	2,540.7	65.9%

Supplementary proforma net sales from continuing operations information

Proforma net sales from continuing operations1 by channel for fiscal 2025 were as follows:

(in $ millions, or otherwise indicated)	Q1 2025	Q2 2025	Q3 2025	Q4 2025	2025

Wholesale	651.1	816.7	823.4	733.7	3,024.9
Retail	642.4	900.9	786.8	734.1	3,064.2
Proforma net sales from continuing operations	1,293.5	1,717.6	1,610.2	1,467.8	6,089.1

Proforma net sales from continuing operations1 were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q1 2025	Q2 2025	Q3 2025	Q4 2025	2025

United States	1,167.7	1,560.6	1,466.8	1,327.5	5,522.6
Canada	37.6	45.1	44.2	44.7	171.6
International	88.2	111.9	99.2	95.6	394.9
Proforma net sales from continuing operations	1,293.5	1,717.6	1,610.2	1,467.8	6,089.1

Non-GAAP financial measures and related ratios
This press release includes references to certain non-GAAP financial measures, as well as non-GAAP ratios as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Proforma net sales from continuing operations
Proforma net sales from continuing operations as presented in this press release is defined as net sales on a proforma basis for the fiscal year ended December 28, 2025 as if the acquisition of HanesBrands had occurred at the beginning of the Company’s 2025 fiscal year reduced by the impact of HAA and Champion related Transition Service Agreement (TSA) revenues included in Hanes’ financial results in fiscal 2025, which are not recurring.

(in $ millions, or otherwise indicated)	Q1 2025	Q2 2025	Q3 2025	Q4 2025	2025

Net sales of Gildan	711.7	918.5	910.6	861.7	3,402.5
Net sales of Hanes	760.2	991.3	891.7	793.9	3,437.1
Adjustments for:
Net sales of HAA	150.0	162.3	152.3	182.5	647.1
Net sales derived from the Champion TSA	28.4	29.9	39.8	5.3	103.4
Net sales of Hanes, excluding HAA and Champion TSA	581.8	799.1	699.6	606.1	2,686.6
Proforma net sales from continuing operations	1,293.5	1,717.6	1,610.2	1,467.8	6,089.1

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's operating and financial results and could potentially distort the analysis of trends in its business performance. The non-GAAP financial measures referred to in this press release are presented for continuing operations (unless otherwise noted) and therefore exclude the results from discontinued operations. Discontinued operations include the results from Champion Japan and HAA operations, which have been classified as held for sale and reported as discontinued operations as of December 1, 2025, the date of closing of the HanesBrands acquisition. The classification of HAA as held for sale has no impact on the comparative periods and financial measures previously reported by the Company since the acquisition of HanesBrands was completed in the fourth quarter of 2025 and results from the HanesBrands operations (including HAA) were therefore not included in the Company's results in respect of prior financial years or interim periods. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs
Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs are included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted earnings before income taxes, adjusted diluted EPS, and adjusted EBITDA. For the three months and nine months ended September 27, 2026, restructuring and acquisition-related costs of $31.6 million and $182.6 million, respectively, (2025 - $19.2 million and $32.3 million) were recognized. Refer to subsection 5.4.4 entitled “Restructuring and acquisition-related costs” in our interim MD&A for a detailed discussion of these costs.

Inventory fair value step-up cost recorded as part of the Hanes business acquisition
In accordance with IFRS 3 Business Combinations, acquired inventory must be recognized and measured at its acquisition-date fair value. This fair value measurement for work in progress and finished goods inventory (based on estimated selling prices in the ordinary course of business, minus the sum of the costs completion of production of the inventory, selling and a reasonable profit margin for the completion and selling effort) resulted in an increase to Hanes’ historical carrying amount of inventory recognized in the purchase price allocation. Such amounts are subsequently recognized as an increase to cost of goods sold in the months following the acquisition as the related inventory is sold. The inventory step-up of $236.9 million has been fully expensed, with $35.4 million recognized in 2025 and the remaining $201.6 million recognized during the first nine months of 2026 ($9.6 million during the three months ended September 27, 2026). The impact of this step-up cost was included as an adjustment in arriving at adjusted gross profit, adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted income tax expense, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Costs relating to proxy contest and leadership changes and related matters
In fiscal 2024, the Company incurred significant expenses in connection with a proxy contest and related leadership changes. The Company continues to incur advisory fees on shareholder matters in connection with these events. Please refer to section 16.0 Definition and reconciliation of non-GAAP financial measures and related ratios in our 2025 Annual MD&A for additional information.
The total costs relating to these non-recurring events (“Costs relating to proxy contest and leadership changes and related matters”) amounted to $1.3 million and $2.9 million for the three months and nine months ended September 27, 2026 (2025 - $0.2 million and $2.2 million), respectively, as itemized in the table below with corresponding footnotes. Such costs are included in selling, general and administrative expenses. The impact of the below charges is included as adjustments in arriving at adjusted SG&A expenses, adjusted SG&A expenses as a percentage of net sales, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

(in $ millions)	Q3 2026	Q3 2025	YTD 2026	YTD 2025

Advisory fees on shareholder matters(1)	1.3	0.4	2.9	2.1
Incremental costs relating to the Previous Board and Refreshed Board(2)	—	—	—	0.1
Special retention awards, net of jobs credit(3)	—	(0.2)	—	—
Costs relating to proxy contest and leadership changes and related matters	1.3	0.2	2.9	2.2
(1) Relates to advisory, legal and other expenses for the proxy contest and related shareholder matters.
(2) The Company incurred nil for both the three and nine months ended September 27, 2026 (2025 - nil and $0.1 million, respectively), of incremental costs relating to the Previous Board and Refreshed Board. The 2025 charge related to the increase in the value of unpaid deferred share units (DSUs).
(3) Stock-based compensation expenses relating to special retention awards, net of jobs credit, were nil for both the three and nine months ended September 27, 2026 (2025 $0.2 million and nil, respectively).

Adjusted net earnings and adjusted diluted EPS from continuing operations
Adjusted net earnings from continuing operations are calculated as net earnings from continuing operations before restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, bridge facility commitment fees, inventory fair value step-up cost recorded as part of the Hanes business acquisition, net interest incurred on bond issuance previous to Hanes transaction close, gain on debt redemption, net of debt breakage fee and income tax expense or recovery relating to these items. Adjusted net earnings from continuing operations also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate, and income tax recoveries relating to foreign income tax credits on acquisition-related actions. Adjusted diluted EPS from continuing operations is calculated as adjusted net earnings from continuing operations divided by the diluted weighted average number of common shares outstanding for the period. The Company uses adjusted net earnings from continuing operations and adjusted diluted EPS from continuing operations to measure its net earnings from continuing operations performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings from continuing operations and adjusted diluted EPS from continuing operations are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, except per share amounts)	Q3 2026	Q3 2025	YTD 2026	YTD 2025

Net earnings from continuing operations	253.1	120.2	288.5	342.8
Adjustments for:
Restructuring and acquisition-related costs	31.6	19.2	182.6	32.3
Bridge facility commitment fees	—	9.3	—	9.3
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	9.6	—	201.6	—
Costs relating to proxy contest and leadership changes and related matters	1.3	0.2	2.9	2.2
Income tax recovery relating to the above-noted adjustments	(10.5)	(0.2)	(72.3)	(2.1)
Adjusted net earnings from continuing operations	285.1	148.7	603.3	384.5
Basic EPS from continuing operations	1.37	0.81	1.56	2.28
Diluted EPS from continuing operations	1.37	0.80	1.56	2.27
Adjusted diluted EPS from continuing operations(1)	1.54	1.00	3.26	2.55
(1) This is a non-GAAP ratio. It is calculated as adjusted net earnings from continuing operations divided by the diluted weighted average number of common shares outstanding.

Adjusted earnings before income taxes, adjusted income tax expense, and adjusted effective income tax rate
Adjusted effective income tax rate is defined as adjusted income tax expense divided by adjusted earnings from continuing operations before income taxes. Adjusted earnings before income taxes excludes discontinued operations, restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, bridge facility commitment fees, inventory fair value step-up cost recorded as part of the Hanes business acquisition, net interest incurred on bond issuance previous to Hanes transaction close, and gain on debt redemption, net of breakage fee. Adjusted income tax expense (which excludes discontinued operations) is defined as income tax expense excluding tax rate changes resulting in the revaluation of deferred income tax assets and liabilities, income taxes relating to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, income tax expense relating to restructuring charges and other pretax adjustments noted above, and income tax recoveries relating to foreign income tax credits on acquisition-related actions. The Company excludes these adjustments because they affect the comparability of its effective income tax rate. The Company believes the adjusted effective income tax rate provides a clearer understanding of our normalized effective tax rate and financial performance for the current period and for purposes of developing its annual financial budgets. The Company believes that adjusted effective income tax rate is useful to investors in assessing the Company's future effective income tax rate as it identifies certain pre-tax expenses and gains and income tax charges and recoveries which are not expected to recur on a regular basis (in particular, non-recurring costs such as proxy contest and leadership changes and related matters incurred in the Company’s Canadian legal entity which do not result in tax recoveries, and tax rate changes resulting in the revaluation of deferred income tax assets and liabilities).

(in $ millions, or otherwise indicated)	Q3 2026	Q3 2025	YTD 2026	YTD 2025

Earnings from continuing operations before income taxes	292.5	148.4	331.1	415.7
Adjustments for:
Restructuring and acquisition-related costs	31.6	19.2	182.6	32.3
Bridge facility commitment fees	—	9.3	—	9.3
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	9.6	—	201.6	—
Costs relating to proxy contest and leadership changes and related matters	1.3	0.2	2.9	2.2
Adjusted earnings before income taxes	335.0	177.1	718.2	459.5

Income tax expense	39.4	28.2	42.7	72.9
Adjustments for:
Income tax recovery relating to restructuring charges and other adjustments	10.5	0.2	72.3	2.1
Adjusted income tax expense	49.9	28.4	115.0	75.0
Average effective income tax rate(1)	13.5%	19.0%	12.9%	17.5%
Adjusted effective income tax rate(2)	14.9%	16.0%	16.0%	16.3%
(1) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.
(2) This is a non-GAAP ratio. It is calculated as adjusted income tax expense divided by adjusted earnings before income taxes.

Adjusted gross profit and adjusted gross margin
Adjusted gross profit (which excludes discontinued operations) is calculated as gross profit excluding the impact of a new adjustment incurred as a result of the inventory fair value step-up recorded in the Hanes business acquisition. Adjusted gross profit also excludes the impact of net insurance gains and the impact of the Company's strategic product line initiatives, as applicable. In accordance with IFRS 3 Business Combinations, acquired inventory must be recognized and measured at its acquisition-date fair value. This fair value measurement for work in progress and finished goods inventory (based on estimated selling prices in the ordinary course of business, minus the sum of the costs of completion production of the inventory, selling and a reasonable profit margin for the completion and selling effort) resulted in an increase to Hanes’ historical carrying amount of inventory recognized in the purchase price allocation. Such amounts are subsequently recognized as an increase to cost of goods sold in the months following the acquisition as the related inventory is sold. The inventory step-up has been fully expensed as the inventory has completely turned over. As a result, this adjustment is not expected to recur in the future. The adjusted gross margin therefore reflects the cost of sales impact of historical cost of Hanes inventory in its books that has been sold in the current period. The Company believes this adjustment enhances comparability by removing the one-time impact of purchase accounting on gross margin, providing investors with a view of performance on a consistent basis with prior periods as the inventory step-up is not indicative of ongoing operations. Adjusted gross margin is calculated as adjusted gross profit divided by net sales. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the inventory fair value step-up recorded in connection with the Hanes business acquisition described above. The Company excludes such item because it affects the comparability of its financial results and could potentially distort the analysis of trends in its business performance. The Company also believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labour and materials for manufacturing goods to our customers that could otherwise be masked by the impact of net insurance gains in prior years. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q3 2026	Q3 2025	YTD 2026	YTD 2025

Gross profit	625.0	306.6	1,363.1	817.9
Adjustments for:
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	9.6	—	201.6	—
Adjusted gross profit	634.6	306.6	1,564.7	817.9
Gross margin	42.6%	33.7%	32.3%	32.2%
Adjusted gross margin(1)	43.3%	33.7%	37.1%	32.2%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales.

Adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales
Adjusted SG&A expenses (which excludes discontinued operations) are calculated as selling, general and administrative expenses excluding the impact of costs relating to proxy contest and leadership changes and related matters. The Company uses adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales (which excludes discontinued operations) to measure its performance from one period to the next, without the variation caused by the impact of the items described above. Excluding these items does not imply they are non-recurring. The Company believes adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales are useful to investors because they help identify underlying trends in our business that could otherwise be masked by costs relating to the proxy contest and leadership changes and related matters, which the Company believes are unusual and non-recurring in nature. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q3 2026	Q3 2025	YTD 2026	YTD 2025

SG&A expenses	239.7	95.3	652.2	264.3
Adjustments for:
Costs relating to proxy contest and leadership changes and related matters	(1.3)	(0.2)	(2.9)	(2.2)
Adjusted SG&A expenses	238.4	95.1	649.3	262.1
SG&A expenses as a percentage of net sales	16.3%	10.5%	15.5%	10.4%
Adjusted SG&A expenses as a percentage of net sales(1)	16.3%	10.4%	15.4%	10.3%
(1) This is a non-GAAP ratio. It is calculated as adjusted SG&A expenses divided by net sales.

Adjusted operating income and adjusted operating margin
Adjusted operating income (which excludes discontinued operations) is calculated as operating income before restructuring and acquisition-related costs, and excludes impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters and inventory fair value step-up cost recorded as part of the Hanes business acquisition. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its operating results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of the items noted above that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q3 2026	Q3 2025	YTD 2026	YTD 2025

Operating income	353.7	192.1	528.3	521.2
Adjustments for:
Restructuring and acquisition-related costs	31.6	19.2	182.6	32.3
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	9.6	—	201.6	—
Costs relating to proxy contest and leadership changes and related matters	1.3	0.2	2.9	2.2
Adjusted operating income	396.2	211.5	915.4	555.7
Operating margin	24.1%	21.1%	12.5%	20.5%
Adjusted operating margin(1)	27.0%	23.2%	21.7%	21.9%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales.

Adjusted EBITDA
Adjusted EBITDA (which excludes discontinued operations) is calculated as net earnings from continuing operations before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters and inventory fair value step-up cost recorded as part of the Hanes business acquisition. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a Company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q3 2026	Q3 2025	YTD 2026	YTD 2025

Net earnings from continuing operations	253.1	120.2	288.5	342.8
Restructuring and acquisition-related costs	31.6	19.2	182.6	32.3
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	9.6	—	201.6	—
Costs relating to proxy contest and leadership changes and related matters	1.3	0.2	2.9	2.2
Depreciation and amortization	56.4	37.1	179.0	105.1
Financial expenses, net	61.1	43.7	197.2	105.6
Income tax expense	39.4	28.2	42.7	72.9
Adjusted EBITDA	452.5	248.6	1,094.5	660.9

Free cash flow
Free cash flow is defined as cash flow from operating activities, less cash flow used in investing activities for continuing and discontinued operations, excluding cash flows relating to business acquisitions/dispositions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. The net proceeds received from the closing of the sale of HAA on October 26, 2026 are required to be applied to the New Term Loan Facilities in accordance with their terms.

(in $ millions)	Q3 2026	Q3 2025	YTD 2026	YTD 2025
Cash flows from operating activities	632.7	223.9	700.6	269.9
Cash flows used in investing activities	(27.0)	(23.5)	(100.3)	(81.0)
Adjustment for:
Cash flows related to business dispositions	—	—	21.9	—
Free cash flow(1)	605.7	200.4	622.2	188.9
(1) The cash flows related to discontinued operations have not been segregated. Accordingly, the cash flows provided include the results of continuing and discontinued operations

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), foreign currency component of derivative financial instruments related to the cross-currency swap’s notional amount, and lease obligations (including any current portion and including lease obligations included in liabilities held for sale), and net debt is calculated as total debt net of cash and cash equivalents (including cash and cash equivalents included in assets held for sale). The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Sep 27, 2026	Dec 28, 2025

Long-term debt (including current portion)	3,980.8	4,313.7
Bank indebtedness	—	—
Foreign currency component of derivative financial instrument on Canadian Senior unsecured notes	(3.9)	(37.4)
Lease obligations (including current portion)	309.0	314.5
Lease obligations (including current portion) included in liabilities held for sale	109.4	121.3
Total debt	4,395.3	4,712.1
Cash and cash equivalents	(249.9)	(284.5)
Cash and cash equivalents included in assets held for sale	(10.0)	(10.5)
Net debt	4,135.4	4,417.1

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to proforma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The proforma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period, including from continuing and discontinued operations. The Company has currently set a net debt leverage ratio target framework of 1.5 to 2.5 times proforma adjusted EBITDA for the trailing twelve months. The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy (including debt repayments), and business acquisitions and divestitures. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including its ability to pay off incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Sep 27, 2026	Dec 28, 2025
Adjusted EBITDA for the trailing twelve months (excluding discontinued operations)	1,359.6	926.3
Adjustment for:
Business acquisitions(2)	163.4	564.8
Proforma adjusted EBITDA for the trailing twelve months	1,523.0	1,491.1
Long-term debt (including current portion)	3,980.8	4,313.7
Net debt	4,135.4	4,417.1
Net debt leverage ratio(1)	2.7	3.0
(1) The Company's total net debt to EBITDA ratio for purposes of its term loans and revolving facility was 2.9x as at September 27, 2026 (3.1x at December 28, 2025).
(2) Includes the adjusted EBITDA of Hanes for the period beginning September 29, 2025 and ending November 30, 2025 (including HAA), and the adjusted EBITDA of the HAA business (which was classified as discontinued operations as at the date of acquisition) for the period beginning on December 1, 2025 and ending on September 27, 2026, excluding the impact of the impairment loss of $153.0 million on the assets held for sale of HAA to write them down to their estimated fair value less costs to sell. The adjusted EBITDA of Hanes and of HAA varies from the definition of the Company’s adjusted EBITDA as presented in this MD&A in certain respects. The adjusted EBITDA of Hanes (including HAA) was calculated using EBITDA previously reported by Hanes (excluding adjustments made by HanesBrands to align the presentation in its public filings with the definition used in its then credit agreement), and is adjusted to comply with IFRS and Gildan's accounting policies, and includes on a proforma basis the impact of the purchase price allocation for the acquisition of HanesBrands, including fair value adjustments determined provisionally and the impact of reduced compensation and director fees from post-acquisition severance.

Caution Concerning Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” and “forward-looking information” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. These forward-looking statements include, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, statements in this press release regarding our full year 2026 guidance (including, as applicable, our expectation with regards to net sales from continuing operations, adjusted operating margin, capital expenditures, adjusted diluted EPS, and free cash flow) under the section “2026 Outlook”, the anticipated benefits of the HanesBrands acquisition and integration process (including the Company’s expectations in respect of annual run-rate cost synergies), the expected timing for the production start at a second textile facility within, and expected benefits relating to, the Bangladesh complex (Phase 2), the expected receipt of the balance of the IEEPA tariff refunds (including timing thereof), the Company’s belief that the underlying strength and long-term prospects of the business remain strong, the Company’s expectations that it will provide an updated long-term outlook at an Investor Day which it intends to hold in the spring of 2027, the NCIB (including in respect of future share purchases thereunder), and the Company’s expectation that its leverage may temporarily exceed its target framework, as well as its focus on maintaining an investment-grade credit rating. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements.

We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (the “SEC”), as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking statements, include, but are not limited to, the realization of anticipated benefits and synergies of the HanesBrands acquisition and the timing and quantum thereof and the success of integration plans and the time required to successfully integrate the combined business, as well as those discussed and identified in public filings made by Gildan with the Canadian securities regulatory authorities and the SEC and in this press release (including, in the case of the Company’s fiscal 2026 and third quarter guidance, the estimates and assumptions discussed in the section “2026 Outlook”). These factors may cause Gildan’s actual performance and financial results in future periods to differ materially from any estimates or projections expressed or implied in this press release.

Forward-looking information is inherently uncertain, and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies (including in respect of the acquisition of HanesBrands);
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers, including our largest distributor;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the prices of raw materials and energy related inputs (including as a result of the ongoing conflicts in the Middle East), from current levels, used to manufacture and transport our products;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods;
•the success of our marketing, promotional, and innovation programs;

•our level of indebtedness and potential consequences thereof on our business and operations;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, and other unforeseen adverse events;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, compliance with or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•the impact, including broader economic impacts, of the tariffs imposed by the U.S. Administration and of any retaliation measures adopted by other governments, or the imposition of further restrictions or prohibitions on the export or import of goods between countries;
•elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with environmental and health and safety regulations;
•the impacts of global climate change on our business;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•our reliance on key management and our ability to attract and/or retain key personnel;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•our ability to protect our intellectual property rights;
•our ability to protect the strength and reputation of our brands;
•operational problems with our information systems or those of our service providers as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•rapid developments in artificial intelligence;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear, socks, and intimates sold to a broad range of customers, including wholesale distributors, screenprinters, embellishers, retailers or e-commerce platforms, as well as global lifestyle brand companies and directly to consumers. Gildan markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, Hanes®, Comfort Colors®, American Apparel®, ALLPRO®, GOLDTOE®, Peds®, Bali®, Playtex®, Maidenform®, as well as Champion™ which is under an exclusive licensing agreement for the printwear channel in the U.S. and Canada and Polo Ralph Lauren® also under a licensing agreement.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Asia. Gildan integrates industry-leading labour, environmental, and governance practices into its operations and supply chain under a sustainability program that is aligned with its long-term business strategy. More information about Gildan and its sustainability commitments and initiatives can be found at www.gildancorp.com.

Investor inquiries: Jessy Hayem, CFA Senior Vice-President, Head of Investor Relations and Global Communications (514) 744-8511 investors@gildan.com	Media inquiries: Jonathan Binder Director, Corporate Communications (336) 519-6330 communications@gildan.com

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